July 9, 2024

Michael Potter
Chief Financial Officer
Corsair Gaming, Inc.
115 N. McCarthy Boulevard
Milpitas, CA 95035

       Re: Corsair Gaming, Inc.
           Form 10-K for the Year Ended Decmber 31, 2023
           Filed on February 27, 2024
           Form 8-K Dated May 7, 2023
           Filed on May 7, 2023
           File No. 001-39533
Dear Michael Potter:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology